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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          DELAWARE OTSEGO CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          DELAWARE OTSEGO CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $.125 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  246244 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             NATHAN R. FENNO, ESQ.
                             VICE PRESIDENT -- LAW,
                         GENERAL COUNSEL AND SECRETARY
                          DELAWARE OTSEGO CORPORATION
                               1 RAILROAD AVENUE
                             COOPERSTOWN, NY 13326
                                  607-547-2555
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                            STEVEN J. GLUSBAND, ESQ.
                           CARTER, LEDYARD & MILBURN
                                 2 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 732-3200

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS(1)

 (a)(1)  Purchaser's Definitive Offer to Purchase dated August 22, 1997.
 (a)(2)  Press release issued by DOC on August 11, 1997.
 (a)(3)  Opinion of Smith Barney Inc. dated August 17, 1997.(2)
 (a)(4)  Letter to Shareholders dated August 22, 1997 from Everett A. Gilmour, Chairman of the DOC Board.(3)
 (c)(1)  Agreement and Plan of Merger, dated as of August 17, 1997, among CSX, NSC, Mr. Rich and DOC.
 (c)(2)  Employment Agreements between DOC or its subsidiaries and each of Messrs. Rich,
         Soule, Fuller, Garber, Fenno and Blatter and Riders to Employment Agreements (Rich,
         Soule, Fenno and Blatter).
 (c)(3)  Change in Control Agreements for Messrs. Matteson, Bloomfield, Hensel, Kurdock,
         Quattrocchi, Senchyshyn and Boyd.
 (c)(4)  Restated Certificate of Incorporation of DOC.
 (c)(5)  Bylaws of DOC.
 (c)(6)  Letter Agreement, dated August 17, 1997, by and among CSX, NSC and Mr. Rich.
 (c)(7)  Proposal Letter and Term Sheet, dated August 8, 1997.

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(1) All exhibits to this Schedule 14D-9 except Exhibit (a)(1) were previously filed with the original Schedule 14D-9.

(2) Attached as Annex A to the original Schedule 14D-9.

(3) Included with copies mailed to shareholders.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                               DELAWARE OTSEGO CORPORATION

                                                  By: /s/ Nathan R. Fenno
                                                  ------------------------------
                                                         Nathan R. Fenno
                                                      Vice President -- Law,
                                                  General Counsel and Secretary
Date: August 25, 1997

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                              INDEX TO EXHIBITS(1)

EXHIBIT
NUMBER                                   EXHIBITS
-------  -------------------------------------------------------------------------
 (a)(1)  Purchaser's Definitive Offer to Purchase dated August 22, 1997.
 (a)(2)  Press Release issued by DOC on August 11, 1997.
 (a)(3)  Opinion of Smith Barney Inc. dated August 17, 1997.(2)
 (a)(4)  Letter to Shareholders dated August 22, 1997 from Everett A. Gilmour,
         Chairman of the DOC Board.(3)
 (c)(1)  Agreement and Plan of Merger, dated as of August 17, 1997, among CSX,
         NSC, Mr. Rich and DOC.
 (c)(2)  Employment Agreements between DOC or its subsidiaries and each of Messrs.
         Rich, Soule, Fuller, Garber, Fenno and Blatter and Riders to Employment
         Agreements (Rich, Soule, Fenno and Blatter).
 (c)(3)  Change in Control Agreements for Messrs. Matteson, Bloomfield, Hensel,
         Kurdock, Quattrocchi, Senchyshyn and Boyd.
 (c)(4)  Restated Certificate of Incorporation of DOC.
 (c)(5)  Bylaws of DOC.
 (c)(6)  Letter Agreement, dated August 17, 1997, by and among CSX, NSC and Mr.
         Rich.
 (c)(7)  Proposal Letter and Term Sheet dated August 8, 1997.

---------------

(1) All exhibits to this Schedule 14D-9 except Exhibit (a)(2) were previously filed with the original Schedule 14D-9.

(2) Attached as Annex A to the original Schedule 14D-9.

(3) Included with copies mailed to shareholders.